Exhibit 99.7

Walker & Dunlop, Inc.

2024 Equity Incentive Plan

Performance Stock Unit Agreement

COVER SHEET

Walker & Dunlop, Inc., a Maryland corporation (the “Company”), hereby grants performance stock units (the “Performance Stock Units”) relating to shares of the Company’s common stock, par value $0.01 per share (the “Stock”) to the Grantee named below, subject to the achievement of performance goals and vesting conditions set forth below. Additional terms and conditions of the Performance Stock Units are set forth on this cover sheet and in the attached Performance Stock Unit Agreement (together, the “Agreement”), in the Company’s 2024 Equity Incentive Plan (as amended and/or restated from time to time, the “Plan”), and in any written employment or other written compensatory agreement between you and the Company or any Affiliate (if any, the “Employment Agreement”).

Grant Date:

Name of Grantee:

Threshold Number of Performance Stock Units:

Target Number of Performance Stock Units:

Maximum Standard Performance Stock Units

Number of Over-Performance Stock Units:

Total Maximum Number of Performance Stock Units[1]:

Performance Period:	• Beginning on January 1, 202[_] and • Ending on December 31, 202[_]

You agree to all of the terms and conditions described in this Agreement, in the Plan (a copy of which is also posted), and in the Employment Agreement unless you deliver a notice in writing within thirty (30) days of receipt of this Agreement to the Company stating that you do not accept the terms and conditions described in this Agreement and in the Plan. You acknowledge that you have carefully reviewed the Plan and agree that the Plan will control in the event any provision of this Agreement should appear to be inconsistent.

Attachment
This is not a stock certificate or a negotiable instrument.

1 Note to Draft: this number to include PSUs that could be earned upon attainment of the TSR goals.

Walker & Dunlop, Inc.

2024 Equity Incentive Plan

Performance Stock Unit Agreement

Performance Stock Units

This Agreement evidences an award of Performance Stock Units in the number set forth on the cover sheet and subject to the terms and conditions set forth in the Agreement and the Plan.

Subject to your continued Service as set forth below, the number of shares of Stock, if any, that may be issued pursuant to the terms of this Agreement will be calculated based on the attainment, as determined by the Committee, of the performance goals described in Exhibit A to this Agreement (the “Performance Goals”) over the Performance Period set forth on the cover sheet (the “Performance Period”), which number of shares of Stock may be equal to all or a portion, including none, of the Total Maximum Number of Performance Stock Units set forth on the cover sheet (the “Maximum Number”). If the Performance Goals are not achieved during the Performance Period, you will forfeit all of your unvested Performance Stock Units as of the end of the Performance Period, except as otherwise provided in this Agreement or as otherwise determined by the Committee. The Committee may revise the Performance Goals, in its discretion and/or provide that a greater portion of the Performance Stock Units will vest, up to the Maximum Number, even if the Performance Goals are not achieved.

Performance Stock Unit Transferability	Your Performance Stock Units may not be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered, whether by operation of law or otherwise, nor may the Performance Stock Units be made subject to execution, attachment, or similar process. If you attempt to do any of these things, you will immediately and automatically forfeit your Performance Stock Units.

Vesting

Your Performance Stock Units will vest on the date the Committee determines whether the Performance Goals have been achieved following the close of the Performance Period (the “Determination Date”), and subject to your continued Service from the Grant Date through the Determination Date, but only to the extent that the Performance Goals have been satisfied. Promptly following the completion of the Performance Period (and no later than seventy (70) days following the end of the Performance Period), the Committee will review and determine (i) whether, and to what extent, the Performance Goals for the Performance Period have been achieved and (ii) the number of Performance Stock Units that will vest. Such determination will be final, conclusive, and binding.

You will forfeit to the Company all of the unvested Performance Stock Units to the extent the specified Performance Goals have not been achieved, as determined by the Committee, effective as of the Determination Date, unless otherwise determined by the Committee.

Leaves of Absence

For purposes of this Agreement, your Service does not terminate when you go on a bona fide leave of absence that was approved by your employer (Walker & Dunlop, LLC or any Affiliate of the Company that directly employs you) in writing if the terms of the leave provide for continued Service crediting, or when continued Service crediting is required by Applicable Laws. Your Service terminates in any event when the approved leave ends unless you immediately return to active employee work.

Your employer may determine, in its discretion, which leaves count for this purpose and when your Service terminates for all purposes under the Plan in accordance with the provisions of the Plan. Notwithstanding the foregoing, the Company may determine, in its discretion, that a leave counts for this purpose even if your employer does not agree.

Vesting upon Termination of Service

Death or Disability. If your Service terminates during the Performance Period as a result of your death or Disability and you (or your estate) execute (and do not revoke) the Company’s standard release of claims (a “Release”) within sixty (60) days following your Service termination, your Performance Stock Units will vest as to the Target Number of Performance Stock Units set forth on the cover sheet (the “Target Number”) on the effective date of your termination of Service. If your Service terminates following the end of the Performance Period but prior to the Determination Date, your Performance Stock Units will be eligible to vest as provided in “Vesting” above as if your Service had not terminated, effective as of the Determination Date.

Termination without Cause, due to Retirement or for Good Reason. If your Service terminates prior to the Determination Date because of your involuntary termination of Service by the Company without Cause or your voluntary termination due to Retirement (as defined below) that occurs on or following the first anniversary of the first day of the Performance Period or for Good Reason (as defined below), and subject to your execution (and non-revocation) of a Release within sixty (60) days following your Service termination, you will be eligible to vest in a pro rata portion of the Performance Stock Units as provided in “Vesting” above as if your Service had not terminated, which pro rata portion will be calculated by multiplying the total number of the Performance Stock Units that vest based on actual performance, as determined by the Committee, by a fraction, the numerator of which equals the number of days that you provided Service during the Performance Period and the denominator of which equals the total number of days in the Performance Period, effective as of the Determination Date.

Other Terminations. If, prior to the Determination Date, you incur a termination of Service for any reason other than those specified above, whether voluntary or involuntary and prior to a Change in Control, you will forfeit to the Company all of the unvested portion of the Performance Stock Units on the date of your termination of Service, except as otherwise set forth in any Employment Agreement.

For purposes of this Agreement, unless otherwise provided in the Employment Agreement, “Good Reason” for termination will mean, without your consent: (i) the assignment to you of substantial duties or responsibilities inconsistent with your position at the Company, or any other action by the Company that results in a substantial diminution of your duties or responsibilities other than any such reduction that is remedied by the Company within thirty (30) days of receipt of written notice thereof from you; (ii) a requirement that you work principally from a location that is thirty-five (35) miles further from your residence than your principal place of employment as of the Grant Date; (iii) a ten percent or greater reduction in your base salary, target bonus, excluding any reductions caused by the failure to achieve performance targets, or annual grant date fair value (as reasonably determined by the Company) of equity or equity-based awards granted under any equity compensation plans of the Company that vest solely based on the passage of time; or (iv) any material breach by the Company of your Employment Agreement, if any. Good Reason will not exist pursuant to any subsection in the foregoing sentence unless (A) you have delivered written notice to the Company or its successor within ninety (90) days of the occurrence of the event constituting Good Reason, and (B) the Company fails to remedy the circumstances giving rise to your notice within thirty (30) days of receipt of notice. In addition, you must terminate your Service for Good Reason at a time agreed reasonably with the Company, but in any event within one hundred fifty (150) days from the occurrence of the event constituting Good Reason. For purposes of Good Reason, the Company will be defined to include any successor to the Company that has assumed the obligations of the Company through merger, acquisition, stock purchase, asset purchase, or otherwise.

For purposes of this Agreement, unless otherwise provided in the Employment Agreement, “Retirement” shall mean your resignation on or after age sixty five (65), provided that you give one hundred eighty (180) days’ advance notice to the Company of such intent to resign.

Change in Control	Notwithstanding the vesting schedule set forth above, upon the consummation of a Change in Control during the Performance Period and subject to your execution (and non-revocation) of a Release within sixty (60) days following such Change in Control, you will vest in a number of Performance Stock Units equal to the greater of (i) the number of Performance Stock Units that would vest based on actual performance through a date reasonably proximal to the date of the consummation of the Change in Control, as determined by the Committee in its sole discretion, against the Performance Goals, which Performance Goals shall be adjusted in a manner determined by the Committee to reflect any shortening of the Performance Period that results from the Change in Control, and that level of performance will be treated as achieved immediately prior to the Change in Control, or (ii) the Target Number.

Delivery	Delivery of the shares of Stock represented by your vested Performance Stock Units will be made as soon as practicable after the date on which your Performance Stock Units vest and, in any event, by no later than March 15th of the calendar year after your Performance Stock Units vest.

Evidence of Issuance	The issuance of the shares of Stock with respect to the Performance Stock Units will be evidenced in such a manner as the Company, in its discretion, deems appropriate, including, without limitation, book-entry, registration, or issuance of one or more share certificates.

Withholding

In the event that the Company or any Affiliate determines that any federal, state, local, or foreign tax or withholding payment is required relating to the Performance Stock Units, or the issuance of shares of Stock with respect to the Performance Stock Units, you have the right to (i) tender a cash payment, (ii) enter into a “same day sale” commitment with a broker-dealer that is a member of the Financial Industry Regulatory Authority (a “FINRA Dealer”) whereby you irrevocably elect to sell a portion of the shares of Stock to be delivered in connection with the Performance Stock Units to satisfy withholding obligations and whereby the FINRA Dealer irrevocably commits to forward the proceeds necessary to satisfy the withholding obligations directly to the Company or any Affiliate, or (iii) unless otherwise determined by the Company (which shall mean the Committee if you are subject to Section 16(b) of the Exchange Act), have the Company withhold the delivery of vested shares of Stock otherwise deliverable under this Agreement to meet such obligations; provided that the number of shares of Stock so withheld will have a value not exceeding the maximum statutory tax rates applicable in your jurisdiction; provided, that, unless the Company determines otherwise (after considering any accounting consequences or costs), such shares shall be rounded up to the nearest whole share of Stock. In the event you fail to make arrangements for such withholding payment in a manner that is reasonably acceptable to the Company, the Company shall withhold shares of Stock in an amount necessary to cover the withholding obligations as provided in clause (iii) of this paragraph.

Notice and Non-Solicitation

The following notice and non-solicitation provisions will apply to you unless you have entered into an Employment Agreement containing such provisions, in which case, the provisions in such Employment Agreement will apply.

You agree as a condition of the Performance Stock Units that in the event you decide to leave the Company or an Affiliate for any reason, you will provide the Company or the Affiliate with thirty (30) days’ prior notice of your departure (during which period, in the Company’s or its Affiliate’s sole discretion, you may be placed on paid leave), and you will not commence employment with anyone else during that period. For a period of ninety (90) days following the termination of your Service for any reason, you will not directly or indirectly solicit any employees of the Company or its Affiliates for employment or encourage any employee to leave the Company or an Affiliate.

Retention Rights	This Agreement and the Performance Stock Units evidenced by this Agreement do not give you the right to be retained by the Company or any Affiliate in any capacity. Unless otherwise specified in an Employment Agreement, the Company or any Affiliate, as applicable, reserves the right to terminate your Service with the Company or an Affiliate at any time and for any reason.

Stockholder Rights	You have no rights as a stockholder with respect to the Performance Stock Units unless and until the Stock relating to the Performance Stock Units has been delivered to you. No adjustments are made for dividends, distributions, or other rights if the applicable record date occurs before your certificate is issued (or an appropriate book entry is made), except as described in the Plan.

Corporate Activity

Your Performance Stock Units shall be subject to the terms of any applicable agreement of merger, liquidation, or reorganization in the event the Company is subject to such corporate activity, consistent with Section 17 of the Plan.

Clawback

The Performance Stock Units are subject to mandatory repayment by you to the Company to the extent you are or in the future become subject to any Company “clawback” or recoupment policy (including, without limitation, the Company’s Policy for Recovery of Erroneously Awarded Compensation) or Applicable Laws that require the repayment by you to the Company of compensation paid by the Company to you pursuant to the terms or requirements of such policy or Applicable Laws.

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under Applicable Laws, and you are subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 or you knowingly engaged in the misconduct, were grossly negligent in engaging in the misconduct, knowingly failed to prevent the misconduct, or were grossly negligent in failing to prevent the misconduct, you shall reimburse the Company the amount of any payment in settlement of the Performance Stock Units earned or accrued during the twelve (12)-month period following the first public issuance or filing with the Securities and Exchange Commission (whichever first occurred) of the financial document that contained such material noncompliance.

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of Maryland, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.

The Plan

The text of the Plan is incorporated in this Agreement by reference.

Certain capitalized terms used in this Agreement are defined in the Plan and have the meaning set forth in the Plan.

This Agreement, the Plan, and any Employment Agreement constitute the entire understanding between you and the Company regarding the Performance Stock Units. Any prior agreements, commitments, or negotiations concerning the Performance Stock Units are superseded; except that any written consulting, confidentiality, non-competition, non-solicitation, and/or severance agreement between you and the Company or any Affiliate, as applicable, shall supersede this Agreement with respect to its subject matter.

Data Privacy	To implement, manage and administer the Plan and this Agreement, the Company may process certain personal information about you. For more information about how the Company processes your personal information, please refer to the data privacy provisions in Section 18.10 of the Plan and the Company’s Global Privacy Policy, as it may be amended (which may be found on the Company’s website) or contact your local human resources representative.

Disclaimer of Rights	The grant of Performance Stock Units under this Agreement will in no way be interpreted to require the Company to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to you. You will have no rights under this Agreement or the Plan other than those of a general unsecured creditor of the Company. Performance Stock Units represent unfunded and unsecured obligations of the Company, subject to the terms and conditions of the Plan and this Agreement.

Electronic Delivery	By accepting the Performance Stock Units, you consent to receive documents related to the Performance Stock Units by electronic delivery and, if requested, agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company, and your consent shall remain in effect throughout your term of Service and thereafter until you withdraw such consent in writing to the Company.

Code Section 409A

The grant of Performance Stock Units under this Agreement is intended to comply with Code Section 409A (“Section 409A”) to the extent subject thereto, and, accordingly, to the maximum extent permitted, this Agreement will be interpreted and administered to be in compliance with Section 409A. Notwithstanding anything to the contrary in the Plan or this Agreement, neither the Company, its Affiliates, the Board, nor the Committee will have any obligation to take any action to prevent the assessment of any excise tax or penalty on you under Section 409A, and neither the Company, its Affiliates, the Board, nor the Committee will have any liability to you for such tax or penalty.

To the extent that the Performance Stock Units constitute “deferred compensation” under Section 409A, a termination of Service occurs only upon an event that would be a Separation from Service within the meaning of Section 409A. If, at the time of your Separation from Service, (1) you are a “specified employee” within the meaning of Section 409A, and (2) the Company makes a good faith determination that an amount payable on account of your Separation from Service constitutes deferred compensation (within the meaning of Section 409A), the payment of which is required to be delayed pursuant to the six (6)-month delay rule set forth in Section 409A to avoid taxes or penalties under Section 409A (the “Delay Period”), then the Company will not pay such amount on the otherwise scheduled payment date but will instead pay it in a lump sum on the first business day after the Delay Period (or upon your death, if earlier), without interest. Each installment of Performance Stock Units that vest under this Agreement (if there is more than one installment) will be considered one of a series of separate payments for purposes of Section 409A.

By accepting this Agreement, you agree to all of the terms and conditions described above and in the Plan. In the event that any term of this Agreement conflicts with the terms of an Employment Agreement, the terms of such Employment Agreement shall supersede the conflicting terms herein.

Exhibit A

Performance Stock Unit Agreement

Performance Goals

The Performance Stock Units will vest based on the achievement of performance goals to be established and tailored as of the Grant Date by the Committee based on one or more Performance Measures under the Plan and consistent with the terms of the Plan. In no event may you earn more than the number of shares of Stock underlying the Maximum Number.